19

05011897

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agenix Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

FILE NO. 82- 34639   FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 10/19/05

Agenix Limited

ABN 58 009 213 754

Annual Financial Report
for the year ended 30 June 2005

Contents

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2005.

DIRECTORS

The names and details of the Directors of the Company in office during the year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Non-executive directors:

Mr Ravindran ("Ravi") Govindan ***LLB (Hons)(Singapore)*** **Age 54**

Non-executive Chairman appointed 7 December 2004. Previously Executive Chairman appointed 13 June 2000.

A lawyer by training, Mr Govindan has more than 26 years' of experience as an investor and businessman in Australia and the Asia Pacific Region. Mr Govindan is the Executive Chairman and Managing Director of the ASX listed public company MatrixView Limited (appointed director prior to MatrixView listing on the Australian Stock Exchange on 2 August 2004). Mr Govindan also provides strategic advice on the Asia Pacific Region to Latona Associates Inc; a New York based private investment and financial advisory firm. Mr Govindan was also the former President of Fisher Scientific group of companies for the Asia Pacific Region.

Mr FF Wong (Wong Fong Fui) ***B Eng (Chem)*** **Age 61**

Non-executive Director. Appointed 11 August 2000. Chairman of the Audit Committee.

Mr Wong is the Chairman and Chief Executive Officer of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and is the Group CEO of EasyCall International Limited. He also holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Throughout the 1980s and 1990s Mr Wong built a reputation as a turnaround specialist. His notable achievements during this time were the dramatic turnarounds of Sunshine Allied Investment Ltd and QAF Limited, both listed on the Singapore Stock Exchange. In the early 1990s he privatised the national airline (Myanmar Airways International) of Myanmar and became the first foreigner ever to manage and control a flag carrier and national airline of another country. In April 2004 Mr Wong became part of a consortium led by Qantas to set up a Singapore-based budget airline called Jetstar Asia, which commenced flights to Asian cities at the end of 2004.

Mr Myles Davey ***BSc (UK), MA (UK)*** **Age 58**

Non-executive Director. Appointed 8 May 2003. Chairman of the Remuneration Committee.

Mr Davey has been active in the diagnostics industry since 1972, working predominantly in marketing and general management. He has worked in the USA and in Australia for subsidiaries of European and American companies. Mr Davey's most recent executive role was regional director for global health care company Abbott Laboratories' Diagnostics Division, based in Sydney, during a high growth phase for the company. Abbott's Diagnostics Division researches, develops and markets sophisticated blood testing systems.

He retired from executive roles in 1995 and has subsequently held directorships, initially with Agen Biomedical Limited, a fully owned Agenix subsidiary, and with other Agenix companies.

Mr Davey is also a non-executive director of the ASX listed public company MatrixView Limited (appointed director prior to MatrixView listing on the Australian Stock Exchange on 2 August 2004).

Executive directors:

Mr Donald Home ***BSc (Hons),*** **MAICD** **Age 44**

Managing Director. Appointed 12 December 2002. Has been Chief Executive Officer since July 2001.

Mr Home had 14 years' experience with Abbott Laboratories, Diagnostics Division, a US$60 billion health care corporation – 10 years with Abbott Laboratories Australasia in various roles including Senior Product Manager and Business Manager. Trustee of Abbott Laboratories Superannuation Plan and 4 years with Abbott Laboratories Inc, in Chicago, Illinois as Senior Product Manager in the Worldwide Marketing Group and Technology Licensing Manager in the Global Licensing and Acquisitions group.

Names, qualifications, experience and special responsibilities continued

Mr Neil Leggett *B.Com, MBA*, CA, FCIS, FTIA, AFAIM, MAICD Age 50

Finance Director appointed 7 December 2004. Appointed Chief Financial Officer 1 May 2003. Appointed Company Secretary 8 May 2003.

Mr Leggett has been the Chief Financial Officer and Company Secretary of Agenix Limited since May 2003. Prior to this position he has held senior corporate financial positions including Chief Financial Officer and Company Secretarial roles at Orrcon Limited, A. Goninan and Sons Limited and Grow Force Australia Limited. He has been a chartered accountant for 26 years.

Mr Leggett is also a non-executive director of the ASX listed public company MatrixView Limited (appointed 23 November 2004).

Interests in the shares and options of the company and related bodies corporate

As at the date of this report the interests of the Directors in the shares and options of the Company were:

	Ordinary Shares	Options Expiring 20/07/2007	Options Expiring 07/05/2009	Options Expiring 21/07/2009	Options Expiring 21/07/2010	Options Expiring 18/11/2010
R. Govindan	4,050,000	300,000	-	-	-	-
D. Home	50,000	500,000	2,500,000	500,000	500,000	-
F.F. Wong	2,500,000	-	-	-	-	-
M. Davey	140,323	60,000	-	-	-	-
N. Leggett	185,000	-	-	175,000	250,000	1,250,000

LOSS PER SHARE	**Cents**
Basic and diluted earnings (loss) per share	(7.6)

DIVIDENDS

No dividend has been paid or proposed by the Company in relation to the year ended 30 June 2005 (2004: $nil).

CORPORATE INFORMATION

Agenix Limited is a company limited by shares that is incorporated and domiciled in Australia. Agenix is listed on the Australian Stock Exchange.

Group Reporting Structure


Agenix Limited
Agen Biomedical Limited
Molecular Imaging (in vivo imaging)
Human Health (in vitro diagnostics)
Animal Health (in vitro diagnostics)

Principal Activities

The principal activities of the economic entity during the financial year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutriceutical products*;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

* Until 28 February 2005 when Milton Pharmaceuticals was sold – see the Significant Changes in the State of Affairs section contained within this report for more details.

Employees

The consolidated entity employed 91 employees as at 30 June 2005 (2004: 191 employees).

OPERATIONAL AND FINANCIAL REVIEW

In addition to the information below, reference should be made to the Chairman's and Managing Director's Report.

1. Operational Highlights

The main highlights of operations during the year were:

- The continued progress towards commercialization of ThromboView®, with:
  - the awarding of a second START Grant from AusIndustry in relation to ThromboView® of $1.1 million on 1 July 2004,
  - the filing of an IND (Investigational New Drug) Application with the US FDA (Food and Drug Administration) on 26 August 2004,
  - the successful completion of the phase Ib DVT (deep vein thrombosis) clinical trial in Australia in September 2004 and publication of the formal report on that trial in May 2005,
  - the commencement of the phase Ib PE (pulmonary embolism) clinical trial in Australia (at the date of this report 7 patients have been imaged out of a targeted 14),
  - the commencement of the phase II DVT clinical trial at 11 trial sites across the USA and Canada (at the date of this report 50 patients have been imaged out of 150 targeted),
  - the announcement on 7 June 2005 of the commencement of development of a new imaging product to image arterial clots associated with heart attacks and strokes,
  - the negotiation of a ThromboView® material manufacturing and technical transfer contract with US-based biotech Diosynth (announced on 5 August 2005).
- The signing in October 2004 of a manufacturing and technology transfer agreement with US-based Inverness Medical Innovations Inc in relation to Agen's animal health diagnostic products, which will result in Inverness manufacturing those products and result in a lower cost of goods sold.
- At the same time, the signing of an exclusive world-wide distribution agreement with Inverness giving it the rights to distribute the company's *Simplify*™ D-dimer test.
- The sale of Milton Pharmaceuticals on 28 February 2005.
- The signing in April 2005 of a licence and supply agreement with UK company Axis-Shield plc that would see our 3B6 D-dimer antibody included in an assay that would be supplied to hospitals around the world to assist in the detection of blood-clotting proteins.

OPERATIONAL AND FINANCIAL REVIEW continued

2. Financial Overview

(a) Operating result

The loss after tax of ($11,988,000) was a lower loss than the prior year's loss of ($14,336,000).

The major contributors to the loss this year were:

	$'000	$'000
Research and development expenses - ThromboView®		(5,935)
- other		(724)
		(6,659)
Items related to Milton Pharmaceuticals which was sold 28 February 2005:		
Loss on sale of investment in Milton	(1,517)	
Operating loss until sold	(833)	
Provision for unused leased space	(381)	(2,731)
Cost of improvements to manufacturing and regulatory infrastructure and processes		(995)
Writeoff of stock – AGEN Biomedical		(635)
Writeoff of deferred tax assets		(292)
Writeoff of plant and equipment - AGEN Biomedical		(328)
Redundancies – AGEN Biomedical		(326)
Legal fees – Synbiotics patent matter (resolved)		(252)
Total		(12,218)

(b) Loss per share

As a result of the a lower operating loss after tax than the previous year, basic and diluted loss per share improved 17.4% to (7.6) cents per share compared to (9.2) cents per share in the prior period.

(c) Revenue

Sales revenue declined by $9.8 million or 30.6% compared to the prior year, $8.9 million of which was due to the sale of Milton Pharmaceuticals on 28 February 2005. Other revenue items were as follows:

Ongoing operations:

	Current Period $'000	Previous Period $'000
Agen Biomedical		
Sales of Agen manufactured products:		
At 30 June 2004 AUD:USD exchange rate (0.6936)	12,803	12,473
Effect of appreciating AUD:USD exchange rate in 2004/05	(859)	-
	11,944	12,473
Sale of products manufactured by other companies	2,343	2,230
	14,287	14,703
Royalties and licences	2,018	2,621
Contract manufacturing income	100	486
Clinical trial services income	203	293
START Grant revenue	88	1,512
Foreign exchange revenue	30	441
Other	132	70
	16,858	20,126
Agenix		
Share of revenue from manufacture and sale of biochemicals	401	441
Other	43	442
	17,302	21,009

OPERATIONAL AND FINANCIAL REVIEW continued

- Sales revenue of Agen manufactured products, based on comparable exchange rates, increased by 2.6%.
- Sales revenue of Agen manufactured products, regardless of exchange rate, decreased by 4.2%.
- Sales revenue for Human Health manufactured medical diagnostic products declined by 11.6%. In addition, a contract manufacturing job ceased, resulting in a further $386,000 decrease in revenue.
- Sales revenue for Animal Health was virtually flat, with revenue for manufactured medical diagnostic products declining slightly, offset by a slight increase in the sale of third party products (ie non-AGEN manufactured products).
- Discussions regarding the appointment of a further large distributor of animal health products in the US with a view to achieving a step-wise increase in distribution reach have been unsuccessful for the time being. Going forward there will be a focus on existing distributors to grow the business.
- Revenue from royalties and licence fees will continue to decline as patents around the original D-dimer in vitro diagnostic expire. The main patents have already expired, with lesser patents expiring between now and December 2005. The sale of antibodies will grow progressively but such sales in the year ending 30 June 2006 are expected to be less than half royalties received in 2005.

__Milton Pharmaceuticals__
(sold 28 February 2005)

	Current Period $'000	Previous Period $'000
Sales	7,392	16,324
Other revenue	34	15
	7,426	16,339

(d) <u>Expenditure</u>

Research and development

	Current Period $'000	Previous Period $'000
R&D – ThromboView®	5,935	5,446
<u>Less:</u> START Grant (revenue) / expense	(88)	(1,512)
	5,847	3,934
Other R&D	724	768
	6,571	4,702

- Whilst ThromboView® expenditure increased over the prior year, it was less than previously forecast due to:
  - a decision to defer the payment of a deposit for the manufacture of Phase III clinical trials material for cash management reasons (this has no effect on the project completion timeline).
  - a delay in the recruitment of patients for clinical trials.
  - ThromboView® Project efficiencies.
  - The beneficial effect of the appreciating Australian dollar.
- ThromboView® expenditure for 2006 is expected to be well in excess of $10 million as clinical trials continue and the technical transfer and manufacture of ThromboView® for Phase III clinical trials and commercialization proceeds.

(e) <u>Distributions to shareholders</u>

Dividends

The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company is in the process of commercializing its ThromboView® technology in relation to the detection of blood clots. This technology has the potential to generate substantial revenues for the company in future years. Until this technology is commercialized, it is unlikely that the company will be in a position to pay a dividend.

OPERATIONAL AND FINANCIAL REVIEW continued

(f) Statement of Financial Position

Total Equity at 30 June 2005 was $8,710,000, which was a decrease of $11,572,000 on the prior year due to the operating loss incurred this year, offset by the receipt of new share capital of $416,000 from the exercise of options.

Current assets exceed current liabilities at 30 June 2005 by a ratio of 1.6:1 (2004 1.4:1).

(g) Share capital

(i) Exercise of employee options

During the financial year a total of 1,232,000 options were exercised resulting in the receipt by the company of $416,000 in new share capital (average option exercise price $0.338).

(ii) Issue of employee options under employee option plan

The company issues options to employees under the employee option plan on 21 July each year, subject to the confirmation by the directors. On 21 July 2004 3,683,750 options were issued to employees at an exercise price of $0.68. Effective 21 July 2005 2,578,750 options were issued to employees at an exercise price of $0.30, being the average closing price over the previous 20 trading days (as prescribed under the employee option scheme). The option entitlements of the executive directors (Managing Director and Finance Director) have been deferred until certain performance milestones have been achieved.

(iii) Capital raising announced

On 16 September 2005 the company announced to the Australian Stock Exchange that it was raising $9.85 million (before costs of the issue) by way of an underwritten 1:4 rights issue at $0.25.

The cash is expected to have all been received by late October 2005.

(h) Statement of Cash Flows

(i) Net cash outflows

The company incurred a net cash outflow from operations and investing during the financial year of $8,239,000 which was financed by:

	$'000
Reduction in cash held	1,173
Additional bank borrowings	6,650
Exercise of share options	416
	8,239

Net cash inflow from investing of $1,849,000 included proceeds from the sale of Milton Pharmaceuticals of $4,415,000. These proceeds do not include proceeds from the sale of the Milton land and buildings which settled on 25 July 2005 for net proceeds of $1,760,000. Agenix had previously advised the ASX that it expected net proceeds of $6 million from the sale of Milton. Net proceeds at the date of this report amount to $6,175,000. The one issue remaining to be resolved is the sub-letting of the rented premises at 101 Antimony Street, Carole Park, Qld.

As at 30 June 2005 cash held was $2,054,000.

OPERATIONAL AND FINANCIAL REVIEW continued

(ii) Cash on hand

		$'000
Cash on hand 30 June 2004		3,227
Net operating cash outflow for the year ended 30 June 2005		
- relating to ThromboView®	(6,092)	
- less START Grant	1,072	
	(5,020)	
- other	(5,068)	
		(10,088)
		(6,861)
Capital expenditure		(2,657)
Proceeds from sale of Milton Pharmaceuticals		4,415
Proceeds from sale of property, plant and equipment		91
		(5,012)
Proceeds from borrowings		6,650
Proceeds from exercise of employee options		416
Cash on hand 30 June 2005		2,054

(iii) Bank bill facility ($20 million)

Undrawn facility 30 June 2004	16,000
Drawdowns in the year ended 30 June 2005	(6,650)
Undrawn facility 30 June 2005	9,350

- The company has a $20 million bank bill facility from the Commonwealth Bank of Australia, which is secured over all the assets and undertakings of the Company. At the date of this report that facility is drawn down to $10.5 million. The facility is an evergreen facility with an availability period next ending 30 September 2006. The use of the facility requires the Company to meet a number of financial undertakings. At the date of this report there is no breach in relation to these financial undertakings.
- The main item of capital expenditure during the year was the acquisition of our AGEN leasehold premises, giving us control over the whole site used by AGEN for manufacturing. This was at a cost of $1.5 million.
- Milton consumed cash of $701,000 in the 8 months to 28 February 2005, when it was sold.
- The Agenix Group excluding ThromboView® expenditure is forecast to be cash flow positive in 2006.
- The sale of the land and buildings originally owned by Milton was settled on 25 July 2005 and generated cash of $1.76 million. This brought total proceeds from the sale of Milton Pharmaceuticals to $6.2 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Discontinuance of Milton Pharmaceuticals operations

On the 17 February 2005 Agenix announced to the Australian Stock Exchange that it had signed a sale agreement to dispose of its Milton Pharmaceuticals Pty Limited subsidiary. Settlement occurred on 28 February 2005. The terms of the sale agreement resulted in Agenix retaining title to certain assets and responsibilities for certain liabilities beyond settlement date. Net proceeds to 30 June 2005 were $4,415,000. A further net $1,760,000 was received from the sale of the owned manufacturing facility land and buildings which settled on 25 July 2005. This brought total proceeds from the sale of Milton Pharmaceuticals to $6,175,000. Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $381,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (continued)

Lease commitments should Agenix not find a sub-tenant are:

	$'000
Minimum lease payments	
- not later than one year	199
- later than one year and not later than five years	993
- later than five years	106
	1,298

SIGNIFICANT EVENTS AFTER BALANCE DATE

Capital raising announced

On 16 September 2005 the company announced to the Australian Stock Exchange that it was raising $9.85 million (before costs of the issue) by way of an underwritten 1:4 rights issue at $0.25.

The cash is expected to have all been received by late October 2005.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Agenix will continue to invest funds in the commercialization of ThromboView® and the level of expenditure is likely to increase given the success of the project to date.

Agenix expects that it will sign a sales, marketing and distribution agreement for ThromboView® by 31 December 2005. Typical components of such an agreement would be an upfront milestone component, support with ongoing clinical trial costs and/or an ongoing revenue share arrangement.

In the absence of such an agreement and inability to meet regulatory or other requirements during the clinical trial process, which is considered unlikely, Agenix would need to re-evaluate the development path of ThromboView® and put in place alternative funding sources to enable ThromboView®'s commercialization.

Whilst the company continues to invest in ThromboView® at an increasing rate, and in the absence of the receipt of a milestone payment and/or support with clinical trial costs, the company would incur net operating losses based on the existing corporate structure.

Agenix has commenced the broadening of its product pipeline with preliminary work commencing on the development of a product which images arterial blood clots which are associated with heart attacks and strokes.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity holds any necessary licences issued by the relevant environmental protection authorities. These licences specify limits and regulate the management of discharges to the air and storm water run-off associated with the production processes and storage of any hazardous materials.

There have been no significant known breaches of the consolidated entity's licence conditions.

SHARE OPTIONS

Unissued shares

At the end of the year, there were 1,442,600 unlisted employee options exercisable at 33 cents, expiring on 20 July 2007, 1,430,625 unlisted employee options exercisable at 34 cents, expiring 25 July 2008, 75,000 unlisted employee options exercisable at 44 cents, expiring on 25 July 2008, 2,998,750 unlisted employee options exercisable at 42 cents, expiring on 21 July 2009, 2,500,000 unlisted employee options exercisable at 36 cents, expiring on 7 May 2009, 30,000 unlisted employee options exercisable at 71 cents, expiring on 31 January 2010, 250,000 unlisted employee options exercisable at 78 cents, expiring on 31 May 2010, 3,331,250 unlisted employee options exercisable at 68 cents, expiring on 21 July 2010, 1,250,000 unlisted employee options exercisable at 55 cents, expiring on 18 November 2010, 30,000 unlisted options exercisable at 71 cents, expiring on 31 January 2010 and 250,000 unlisted options at 40 cents, expiring on 22 September 2009. Refer to Note 21 and Note 25 for further details.

SHARE OPTIONS (continued)

Shares issued as a result of the exercise of options

During the financial year, employees and consultants have exercised options to acquire 1,232,000 fully paid ordinary shares in Agenix Limited at a weighted average exercise price of $0.338. Since the end of the financial year, no further options have been exercised.

INDEMNIFACTION AND INSURANCE OR DIRECTORS AND OFFICERS

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors and officers of the economic entity against a liability incurred in their role as directors and officers of the economic entity, except where:

(a) The liability arises out of conduct involving a wilful breach of duty; or
(b) There has been a contravention of Sections 182 or 183 of the Corporations Act 2001.

The company paid a premium in respect of a contract insuring directors, secretaries and executive officers in respect of certain liabilities. The insurance contract contains a confidentiality condition which prohibits disclosure of the nature of the liabilities insured or the premium paid.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Agenix Limited (the company).

Remuneration philosophy

The performance of the company depends upon the quality of its directors, executives and staff. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration 'at risk', dependent upon meeting pre-determined performance benchmarks
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration.

Remuneration committee

The Remuneration Committee of the Board of Directors of the company is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer (CEO) and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-executive director remuneration

<u>Objective</u>

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

<u>Structure</u>

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 28 November 2003 when shareholders approved an aggregate remuneration of $350,000 per annum. The actual amount paid during the financial year ended 30 June 2005 was $277,950.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fee for being a director of the company. No additional fees are paid for board committee membership. Should a director be requested by the Chairman to undertake review work additional to normal board and board committee work, the director receives additional fees based on commercial hourly rates. However the additional fees will not result in the aggregate amount of directors' fees approved by shareholders being exceeded.

Non-executive directors have long been encouraged by the board to hold shares in the company (purchased by the director on market). It is considered good governance for directors to have a stake in the company whose board he or she sits.

The remuneration of non-executive directors for the period ending 30 June 2005 is detailed in Table 1 on page 17 of this report.

REMUNERATION REPORT continued

Senior manager and executive director remuneration

Objective

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the company; and
- ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee benchmarks remuneration packages with comparable organisations.

It is the Remuneration Committee's policy that employment contracts are entered into for all employees. Details of the contracts of the Chief Executive Officer ("CEO"), the Chief Operating Officer ("COO") and the Chief Financial Officer ("CFO"). Details of these contracts are provided on page 14.

Remuneration consists of the following key elements:

- Fixed Remuneration
- Variable Remuneration
  - Short Term Incentive ('STI'); and
  - Long Term Incentive ('LTI').

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) is established for each senior executive by the Remuneration Committee, and for other employees by the CEO. The remuneration of all senior managers is reviewed by the Remuneration Committee. Table 2 on page 17 details the variable component (%) of the 5 most highly remunerated senior managers.

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Senior managers are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as motor vehicles and additional superannuation, which is provided by salary sacrifice. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

The fixed remuneration component of the 5 most highly remunerated senior managers is detailed in Table 2 on page 17.

Variable Remuneration – Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

REMUNERATION REPORT continued

Structure

Actual STI payments granted to each senior manager depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution of net profit after tax, customer service and product management.

The aggregate of annual STI payments available for executives across the company is subject to the approval of the Remuneration Committee. Payments made are usually delivered as a cash bonus.

Variable Pay – Long Term Incentive (LTI)

Objective

The objective of the LTI plan is to reward senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth.

As such LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Company's performance against the relevant long term performance hurdle.

Structure

LTI grants to executives are delivered in the form of options.

All options issued under the employee option plan, including executive options, have a two year vesting period. If an executive ceases employment with the Company prior to the options vesting, then those options are forfeited. Vested options are forfeited if they are not exercised within one month upon an executive ceasing employment with the Company, or six months in special circumstances as deemed appropriate by board of directors.

Table 3 on page 18 provides details of options granted, the value of options, vesting periods and lapsed options under the LTI plan.

Company performance

The company is engaged in a major research and development project, the ThromboView® Project, which requires the expenditure of substantial sums of money as outlined elsewhere in the accounts. Accordingly, the Company has not in the past paid a dividend and is unlikely to until ThromboView® is commercialised. It is therefore the directors' view that the relationship between the Company's earnings and remuneration is not as important as the achievement of operating performance milestones.

Employment contracts

The Managing Director and CEO, Mr Home, is employed under contract. The current employment contract terminates on 30 June 2007, at which time the company may choose to commence negotiation to enter into a new employment contract with Mr Home. The terms of the present contract are:

Base salary: $271,700

Short term incentive: Up to 40% of base salary with a further potential 20% for outstanding performance.
The amount of incentive paid is based on the achievement of annual performance criteria which are set and evaluated by the Remuneration Committee. The criteria include operational and share price performance milestones.

Long term incentive: Agenix shareholders on 28 November 2003 approved the grant of the following employee share options to Mr Home:

Grant Date	No. of Options	Exercise Price	Expiry Date
20 July 2001	500,000	$0.33	20 July 2007
28 November 2003^	2,500,000	$0.36	07 May 2009
28 November 2003 #	500,000	$0.42	21 July 2009
28 November 2003*	500,000	$0.68	21 July 2010

^ Issued 7 May 2003
# Issued 6 October 2003
* Issued 21 September 2004

REMUNERATION REPORT continued

Termination: Mr Home may resign from his position and thus terminate this contract by giving 6 months written notice. On resignation any options which have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

If Mr Home is incapacitated from performing his duties under this contract for a period exceeding 3 months, the Company may immediately terminate Mr Home's employment by making a payment of 6 months' fixed remuneration in lieu of notice. On termination by the company, any options that have not vested, or will not vest during the notice period, will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

The Company may terminate this contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Home is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination without notice by the company, any options that have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon termination, or six months in special circumstances as deemed appropriate by the board of directors.

Mr Home also owns 50,000 Agenix Limited shares which he purchased on market at an average purchase price of $0.414.

Mr Home's remuneration plan only provides for a review when certain specified performance targets are achieved.

The Chief Operating Officer, Mr Calvin, is employed under contract. The current employment contract commenced on 1 June 2004 and expired on the 31 May 2005 but continues on a six-monthly basis. The terms of the present contract are:

Base salary: $196,650

Short term incentive: Up to 40% of base salary with a further potential 20% for outstanding performance.
The amount of incentive paid is based on the achievement of annual performance criteria which are set and evaluated by the Managing Director and the Remuneration Committee. The criteria include operational milestones.

Long term incentive: The following employee share options have been granted to Mr Calvin:

Grant Date	No. of Options	Exercise Price	Expiry Date
31 May 2004	250,000	$0.78	31 May 2010
21 September 2004	250,000	$0.68	21 July 2010

Termination: Mr Calvin may resign from his position and thus terminate this contract by giving 6 months written notice. On resignation any options which have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

If Mr Calvin is incapacitated from performing his duties under this contract for a period exceeding 3 months, the Company may immediately terminate Mr Calvin's employment by making a payment of 6 months' fixed remuneration in lieu of notice. On termination by the company, any options that have not vested, or will not vest during the notice period, will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

The Company may terminate this contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Calvin is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination without notice by the company, any options that have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon termination, or six months in special circumstances as deemed appropriate by the board of directors.

REMUNERATION REPORT continued

The Finance Director and CFO, Mr Leggett, is employed under contract. The current employment contract terminates on 30 June 2007, at which time the company may choose to commence negotiation to enter into a new employment contract with Mr Leggett. Terms of the present contract are:

Base salary:	$168,925
Short term incentive:	Up to 20% of base salary with a further potential 10% for outstanding performance. The amount of incentive paid is based on the achievement of annual performance criteria which are set and evaluated by the Managing Director and the Agenix Remuneration Committee. The criteria include operational and share price performance milestones.
Long term incentive:	Mr Leggett has not been granted any employee share options since his appointment as Director. However, between the commencement date of his employment on 1 May 2003 and the date of his appointment as Director on 7 December 2004 Mr Leggett had been granted the following employee share options:

Grant Date	No. of Options	Exercise Price	Expiry Date
6 October 2003	175,000	$0.42	21 July 2009
21 September 2004	250,000	$0.68	21 July 2010
18 November 2004	1,250,000	$0.55	18 November 2010

Termination:

Mr Leggett may resign from his position and thus terminate this contract by giving 6 months written notice. On resignation any options which have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

If Mr Leggett is incapacitated from performing his duties under this contract for a period exceeding 3 months, the Company may immediately terminate Mr Leggett's employment by making a payment of 6 months' fixed remuneration in lieu of notice. On termination by the company, any options that have not vested, or will not vest during the notice period, will be forfeited. Vested options are forfeited if they are not exercised within one month upon ceasing employment with the Company, or six months in special circumstances as deemed appropriate by the board of directors.

The Company may terminate this contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Leggett is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination without notice by the company, any options that have not vested will be forfeited. Vested options are forfeited if they are not exercised within one month upon termination, or six months in special circumstances as deemed appropriate by the board of directors.

Mr Leggett also beneficially owns 185,000 Agenix Limited shares which were purchased on market at an average purchase price of $0.414.

Mr Leggett's remuneration plan only provides for a review when certain specified performance targets are achieved.

REMUNERATION REPORT continued

Details of specified directors and specified executives

Specified directors

R. Govindan	Non-executive Chairman (from 7 December 2004; previously Executive Chairman)
D. Home	Managing Director
F.F. Wong	Non-executive Director
M. Davey	Non-executive Director
N. Leggett	Finance Director (appointed 7 December 2004)

Specified executives

B. Calvin	Chief Operating Officer
A. Farrington	General Manager Milton (made redundant 28 February 2005 upon sale of Milton Pharmaceuticals)
S. Morrison	Vice President Operations
G. Mastroianni	Vice President Human Health
M. Gerometta	Director Research and Development

Table 1: Directors remuneration for the year ended30 June 2005*

		Primary			Post Employment		Equity	Total
		Salary & Fees	Cash Bonus	Non Monetary	Superannuation	Termination Benefits	Options	
R. Govindan	2005	150,000	-	-	13,500	-	-	163,500
	2004	150,000	-	-	13,500	-	1,508	165,008
D. Home	2005	158,819	94,098	87,881	33,469	-	749,384	1,123,651
	2004	203,877	36,972	31,123	28,328	-	850,117	1,150,417
F.F. Wong	2005	50,000	-	-	4,500	-	-	54,500
	2004	50,000	-	-	4,500	-	-	54,500
M. Davey	2005	55,000	-	-	4,950	-	-	59,950
	2004	55,000	-	-	4,950	-	503	60,453
N. Leggett	2005	100,337	46,493	39,991	32,780	-	210,945	430,546
	2004	84,198	33,257	33,355	30,343	-	37,490	218,643
Total Remuneration								
	2005	514,156	140,591	127,872	89,199	-	960,329	1,832,147
	2004^	458,877	36,972	31,123	51,278	-	852,127	1,430,377

* This table has been audited.
^ Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

Table 2: Remuneration of the 5 named executives who received the highest remuneration for the year ended 30 June 2005*

		Primary			Post Employment		Equity	Total
		Salary & Fees	Cash Bonus	Non Monetary	Superannuation	Termination Benefits	Options	
B. Calvin	2005	139,683	48,807	34,629	20,081	-	78,682	321,882
	2004	14,526	-	-	1,307	-	3,875	19,708
A. Farrington	2005	86,600	9,961	11,873	9,414	39,002	71,851	228,701
	2004	132,512	14,878	17,809	13,281	-	83,722	262,202
S. Morrison	2005	132,534	32,213	-	24,364	-	55,005	244,116
	2004	107,440	32,110	-	32,560	-	37,490	209,600
G. Mastroianni	2005	134,953	20,411	-	15,799		49,307	220,470
	2004	107,083	20,949	-	11,708	-	32,134	171,874
M. Gerometta	2005	112,889	17,230	-	18,187		23,796	172,102
	2004	109,600	12,031	-	17,890	-	20,307	159,828
Total Remuneration								
	2005	606,659	128,622	46,502	87,845	39,002	278,641	1,187,271
	2004*	602,676	105,325	51,164	103,508	-	252,830	1,115,503

* This table has been audited.
^ Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

REMUNERATION REPORT continued

Table 3: Options granted as part of remuneration for the year ended 30 June 2005

	Grant date	Number granted	Vesting date	Exercise price	Value per option at grant date^	Number of options exercised	Value per option at exercise date	Value at date option lapsed	% of remun-eration
D. Home	28 November 2003*	500,000	21 July 2006	0.68	(0.03)	-	n/a	n/a	6.2%
N. Leggett	21 September 2004	250,000	21 July 2006	0.68	0.13	-	n/a	n/a	7.0%
B. Calvin	21 September 2004	250,000	21 July 2006	0.68	0.13	-	n/a	n/a	9.4%
A. Farrington	21 September 2004	150,000	21 July 2006	0.68	0.13	-	n/a	n/a	7.9%
S. Morrison	21 September 2004	125,000	21 July 2006	0.68	0.13	-	n/a	n/a	6.2%
G. Mastroianni	21 September 2004	125,000	21 July 2006	0.68	0.13	-	n/a	n/a	6.9%
M. Gerometta	21 September 2004	67,500	21 July 2006	0.68	0.13	-	n/a	n/a	4.7%
N. Leggett	18 November 2004	1,250,000	18 November 2006	0.55	(0.09)	-	n/a	n/a	32.7%

^ From 1 July 2003, options granted as part of employees remuneration have been valued using the Black-Scholes model, which takes account factors including the option exercise price, the current level of volatility of the underlying share price, the risk free interest rate, expected dividends of the underlying share, current market price of the underlying share and expected life of the option. See below for further details.

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option plan on the 21 September 2004, following offers dated 21 July 2004.

Fair value of options

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants made:

Option Class	O17	O16	O16DH*	O 14	O 13	O 12	O 10	O 10DH*	OP 9	OP 8
Dividend yield	-	-	-	-	-	-	-	-	-	-
Expected volatility	48.1%	48.7%	52.4%	48.4%	47.3%	49.2%	49.6%	48.5%	50.9%	44.4%
Historical volatility	48.1%	48.7%	52.4%	48.4%	47.3%	49.2%	49.6%	48.5%	50.9%	44.4%
Risk-free interest rate	5.6%	5.9%	5.9%	6.2%	5.9%	5.9%	5.9%	5.9%	5.9%	5.4%
Expected life of option (years)	5.75	5.60	6.40	5.75	5.75	5.20	5.54	5.40	4.60	5.12

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option.

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the option is slightly less than the actual life on the assumption that the option holder will not wait until expiry date to exercise the option and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

Option Class	Grant date	Vesting date	Weighted average fair value
OP 8	14 March 2003	25 July 2004	0.12
OP 9	1 October 2003	25 July 2004	0.43
O 10	6 October 2003	21 July 2005	0.46
O 10DH	28 November 2003	21 July 2005	0.47
O 12	28 November 2003	7 May 2005	0.49
O 13	1 February 2004	31 January 2006	0.37
O 14	31 May 2004	31 May 2006	0.39
O 16	21 September 2004	21 July 2006	0.26
O 16DH	28 November 2003	21 July 2006	0.42
O 17	18 November 2004	18 November 2006	0.36

Currently, these fair values are not recognised as expenses in the financial statements. However, should these options be expensed, they would be amortised over the vesting period resulting in an increase in employee benefits expense of $1,238,970 for the financial year (2004: $1,104,957). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

DIRECTORS' MEETINGS

During the year, 5 directors' meetings were held.

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

Board	Meetings Held	Attended
R. Govindan	5	4
D. Home	5	5
F.F. Wong	5	4
M. Davey	5	5
N. Leggett	3*	3

* Mr Leggett was appointed Director on 7 December 2004.

Audit Committee	Meetings Held	Attended
F.F. Wong	3	3
M. Davey	3	3

Remuneration Committee	Meetings Held	Attended
R. Govindan	4	4
M. Davey	4	4

COMMITTEE MEMBERSHIP

As at the date of this report, the company had an Audit Committee and a Remuneration Committee of the board of directors.

Members acting on the committees of the board during the year were:

<u>Audit</u>
FF Wong, Chairman
Myles Davey

<u>Remuneration</u>
Myles Davey, Chairman
Ravindran Govindan

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

TAX CONSOLIDATION

Effective 1 April 2004, for the purposes of income taxation, Agenix Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition the arrangement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

AUDITOR'S INDEPENDENCE AND NON-AUDIT SERVICES

The Directors received the following declaration from the auditors of Agenix Limited.

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our audit of the financial report of Agenix Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Irschitz
Partner
27 September 2005

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditors, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

	$'s
R&D tax concession work	15,300
START Grant application work	15,000
START Grant audits as required by AusIndustry	18,000
	48,300

Signed in accordance with a resolution of the Directors.

Donald Home
Managing Director

Brisbane, 27 September 2005

STATEMENT OF FINANCIAL PERFORMANCE

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
Sales revenue	2	22,179	31,952	-	-
Cost of sales		(12,878)	(20,187)	-	-
Gross profit		9,301	11,765	-	-
Royalties and licences	2	2,018	2,621	-	-
Other revenues from ordinary activities	2	532	2,775	263	3,479
Distribution expenses		(670)	(1,198)	-	-
Marketing expenses		(4,202)	(5,640)	-	-
Legal fees re Synbiotics patent matter	3	(252)	(3,762)	(252)	-
Occupancy and administration expenses		(6,502)	(6,535)	(2,864)	(2,663)
Cost of improvement to manufacturing and regulatory infrastructure and processes		(995)	(1,028)	-	-
Research and development expenses		(6,659)	(6,214)	-	-
Write-down of loans to realisable value		-	-	-	(1,632)
Borrowing costs expense		(682)	(283)	(646)	(275)
Amortisation of patents, licences and brand names		(717)	(605)	-	-
Licence fees re animal health and human health patents	3	(33)	(968)	-	-
Corporate restructure - redundancies		(326)	(78)	(3)	-
Write-off of plant and equipment - AGEN		(328)	-	-	-
Costs re proposed merger with Peptech	3	-	(738)	-	(738)
In relation to Milton Pharmaceuticals Pty Limited:					
Loss on sale of Milton Pharmaceuticals Pty Limited	3	(1,517)	-	(4,874)	-
Surplus leased space	3	(381)	-	(381)	-
Write-down in carrying value of licences and registrations	3	-	(1,287)	-	-
Write-down of goodwill on consolidation	3	-	(471)	-	-
Recall of products manufactured by Pan Pharmaceuticals	3	-	(16)	-	-
Other expenses from ordinary activities		(283)	(950)	(1)	(21)
Loss from ordinary activities before income tax expense		(11,696)	(12,612)	(8,758)	(1,850)
Income tax expense relating to ordinary activities	4	(292)	(1,724)	78	(531)
Loss attributable to members of Agenix Limited		(11,988)	(14,336)	(8,680)	(2,381)
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		(11,988)	(14,336)	(8,680)	(2,381)
Basic and diluted earnings/(loss) per share (cents per share)	27	(7.60)	(9.20)	(5.50)	(1.52)

STATEMENT OF FINANCIAL POSITION

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
CURRENT ASSETS					
Cash assets		2,054	3,227	2	-
Receivables	5	2,773	5,887	64	3
Inventories	6	2,464	4,473	-	-
Other	7	297	330	134	199
CURRENT ASSETS		7,588	13,917	200	202
Land and buildings held for disposal	8	1,980	329	1,660	-
TOTAL CURRENT ASSETS		9,568	14,246	1,860	202
NON-CURRENT ASSETS					
Receivables	9	-	-	17,039	18,449
Other financial assets	10	-	-	21,476	21,736
Property, plant and equipment	12	6,781	7,934	212	146
Intangible assets	13	5,623	8,973	-	-
Deferred research and development costs	14	2,490	2,490	64	64
Deferred tax assets	4	-	1,256	-	886
Other	14	127	717	-	-
TOTAL NON-CURRENT ASSETS		15,021	21,370	38,791	41,281
TOTAL ASSETS		24,589	35,616	40,651	41,483
CURRENT LIABILITIES					
Bank overdraft		-	-	-	185
Payables	15	3,878	8,681	677	1,018
Interest bearing liabilities	16	-	175	-	-
Provisions	17	930	1,066	302	105
TOTAL CURRENT LIABILITIES		4,808	9,922	979	1,308
NON-CURRENT LIABILITIES					
Payables	18	-	-	11,553	9,789
Interest bearing liabilities	19	10,650	4,115	10,650	4,000
Provisions	20	421	337	312	5
Deferred tax liabilities	4	-	960	-	960
TOTAL NON-CURRENT LIABILITIES		11,071	5,412	22,515	14,754
TOTAL LIABILITIES		15,879	15,334	23,494	16,062
NET ASSETS		8,710	20,282	17,157	25,421
EQUITY					
Contributed equity	21	37,664	37,248	37,664	37,248
Accumulated losses	22	(28,954)	(16,966)	(20,507)	(11,827)
TOTAL EQUITY		8,710	20,282	17,157	25,421

STATEMENT OF CASH FLOWS

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES					
Receipts from customers		25,108	36,271	-	-
Payments to suppliers, employees and others		(29,333)	(37,868)	(3,949)	(2,795)
Payments relating to ThromboView® project		(6,092)	(5,433)	-	-
START Grant		1,072	631	-	-
Income tax paid		(198)	167	(2)	-
Interest received		40	163	2	102
Borrowing costs		(685)	(231)	(658)	(179)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	23(a)	(10,088)	(6,300)	(4,607)	(2,872)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES					
Payments for property, plant, equipment and other assets		(2,657)	(1,883)	(122)	(83)
Loans to and from controlled entities		-	-	(6,565)	(4,317)
Proceeds from sale of Milton Pharmaceuticals		4,415	-	4,415	-
Proceeds from sale of investments		-	298	-	148
Proceeds from sale of property, plant and equipment		91	6	-	-
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		1,849	(1,579)	(2,272)	(4,252)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES					
Proceeds from borrowings		6,650	980	6,650	980
Proceeds from issue of shares on exercise of options		416	682	416	682
Buy back of unmarketable parcels of shares		-	(31)	-	(31)
NET CASH FLOWS FROM (USED IN) FINANCING		7,066	1,631	7,066	1,631
NET (DECREASE) INCREASE IN CASH HELD		(1,173)	(6,248)	187	(5,493)
Add opening cash brought forward		3,227	9,475	(185)	5,308
CLOSING CASH CARRIED FORWARD	23(c)	2,054	3,227	2	(185)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention, except for freehold land and buildings measured at cost or directors' valuation deemed cost.

(b) Changes in accounting policies
The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation
The consolidated financial statements are those of the consolidated entity, comprising Agenix Limited (the parent company) and all entities that Agenix Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All inter company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies
Translation of foreign currency transactions
Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Specific hedges
Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

(e) Cash and cash equivalents
Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is recognised as an expense as it accrues.

(f) Receivables
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Investments
All non-current investments are carried at the lower of cost and recoverable amount.

(h) Inventories
Inventories are valued at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
- raw materials – purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress – cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Recoverable amount
Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a discount rate of 20%.

(j) Deemed cost
Non-current assets measured using the deemed cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a discount rate of 20%.

(k) Property, plant and equipment
Cost and valuation
Freehold land and buildings are measured on a cost basis, except where they have been revalued. At each reporting date, the value is reviewed to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received for the assets' employment and subsequent disposal. Cash flows have been discounted to their present value in the determination of the recoverable amount of non-current assets.

All other classes of property, plant and equipment are measured at cost.

Where assets have been revalued, the potential effect of the capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	2-2.5%
Leasehold improvements	10-25%
Plant and equipment	5-33%
Leased plant and equipment	15%
Furniture and fittings	15%

(l) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(m) Intangibles
Patents, licences and brand names
Patents, licences and brand names are carried at cost and amortised on a straight-line basis over their useful lives. This is between 5 and 20 years.

Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received. This is taken as being 20 years.

(n) Other non-current assets
Research and development costs
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(p) Interest-bearing liabilities
All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

(q) Provisions
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

(r) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue comprises sales of products to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to customers. Appropriate provisions for returns, trade discounts and other allowances are deducted from turnover.

Interest
Control of the right to receive the interest payment.

Dividends
Control of the right to receive the dividend payment.

Grants
Grant revenue is brought to account on the basis of grant eligible expenditure being expensed.

Royalties and licences
Royalty and licences revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

(t) Taxes
Income taxes
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:
- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Employee benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in Note 25 is not being recognised as an employee benefits expense.

(v) Derivative financial instruments
Forward exchange contracts
The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

(w) Earnings per share
Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for costs of servicing equity (other than dividends) and preference share dividends; the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(x) Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
2. REVENUE FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Revenue from the sale of goods		22,179	31,952	-	-
Revenue from royalties and licences		2,018	2,621	-	-
Total revenues from operating activities		24,197	34,573	-	-
Revenue from non-operating activities					
Proceeds on disposal of non-current assets	3	66	304	-	25
Interest from other corporations		38	162	2	102
Interest from controlled entity		-	-	261	465
Grants and development funding		88	1,512	-	-
Management fees - controlled entity		-	-	-	2,875
Net realised foreign exchange gains	3	15	441	-	-
Net unrealised foreign exchange gains	3	15	-	-	-
Rental income		60	40	-	-
Other revenue		250	316	-	12
Total revenues from non-operating activities		532	2,775	263	3,479
Total revenues from ordinary activities		24,729	37,348	263	3,479
3. EXPENSES AND LOSSES (GAINS)					
(a) Expenses					
Cost of goods sold		12,878	20,187	-	-
Depreciation of non-current assets					
Manufacturing plant and equipment		679	781	54	32
Furniture and fixtures		28	15	3	5
Buildings		179	66	-	-
Plant and equipment under lease		71	3	-	-
Total depreciation of non-current assets		957	865	57	37
Amortisation of non-current assets					
Goodwill		-	28	-	-
Patents, licences and brand names		716	605	-	-
Directors' valuation - buildings		255	255	-	-
Leasehold improvements		16	132	-	-
Total amortisation of non-current assets		987	1,020	-	-
Total depreciation and amortisation expenses		1,944	1,885	57	37
Borrowing costs expensed					
Commercial loans		646	205	646	205
Finance lease		36	78	-	70
Total borrowing costs expensed		682	283	646	275
Bad and doubtful debts - trade debtors		(6)	105	-	-
Operating lease rental - minimum lease payment		305	278	-	-
Total operating lease rental		305	278	-	-
Research and development costs					
ThromboView®		5,935	5,446	-	-
Other		724	768	-	-

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
3. EXPENSES AND LOSSES/(GAINS) (continued)				
(b) Losses/(gains)				
Net (gain) on disposal of financial assets	-	(79)	-	(28)
Net (gain)/loss on disposal of property, plant and equipment	(53)	63	-	24
Net foreign currency (gain)/loss				
conversion of US dollar bank account	1	122	-	-
conversion of US dollar receivables and payables	-	147	-	-
options and forward exchange contracts	(31)	(587)	-	-
Significant items				
Costs of improvement to manufacturing and regulatory infrastructure and processes	995	1,028	-	-
Legal fees in relation to Synbiotics patent dispute	252	3,762	252	-
Corporate restructure - redundancies	326	78	3	-
Write-down of loans to realisable value	-	-	-	1,632
Write-off of plant and equipment - AGEN	328	-	-	-
Costs of transferring animal health product knowledge and know-how to overseas manufacturing facility	239	-	-	-
Licence fees re animal health and human health patents	33	968	-	-
Costs re proposed merger with Peptech	-	738	-	738
In relation to Milton Pharmaceuticals:				
Loss on sale of Milton Pharmaceuticals	1,517	-	4,874	-
Surplus leased space	381	-	381	-
Write-down in carrying value of licenses and registrations	-	1,287	-	-
Write-downs related to the change in product mix	-	619	-	-
Write-downs in the carrying value of land and buildings	-	170	-	-
Provision for restructure - redunancies	-	137	-	-
Write-down of goodwill on consolidation	-	471	-	-
Recall of products manufactured by Pan Pharmaceuticals	-	16	-	-
	4,071	9,274	5,510	2,370

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
4. INCOME TAX				
The prima facie tax, using tax rates applicable in the country of operation, on loss and extraordinary items differs from the income tax provided in the financial statements as follows:				
Prima facie tax on loss from ordinary activities before income tax at 30%	(3,509)	(3,784)	(2,627)	(555)
Tax effect of permanent differences				
Amortisation of intangibles	291	267	-	-
Write-down of receivables	-	-	-	490
Write-down of licences and registrations	-	387	-	-
Write-down in carrying value of land and buildings	-	51	-	-
Write-down of goodwill on consolidation	-	141	-	-
Write-downs in relation to the sale of Milton Pharmaceuticals	455	-	1,462	-
Profit on sale of investments	-	(24)	-	(9)
Merger related expenses	-	221	-	221
Research and development concession	(277)	(294)	-	-
Other (net)	52	21	29	4
Recoupment of prior years' tax losses not previously brought to account	-	-	-	-
Current year tax losses transferred to parent	-	-	-	-
Future income tax benefits brought to account	-	(70)	-	79
Future income tax benefits arising from tax losses of current year not brought to account	2,988	3,234	1,136	-
Future income tax benefits arising from tax losses of prior years, written-off	292	1,396	(78)	-
Under provision of previous year	-	178	-	301
Income tax expense attributable to operating loss before income tax	292	1,724	(78)	531
Deferred tax assets and liabilities				
Current tax payable				
Deferred tax liability – non-current	-	960	-	960
Deferred tax asset – non-current	-	1,256	-	886
The deferred tax asset is made up of the following estimated tax benefits:				
Tax losses	-	-	-	-
Timing differences	-	1,256	-	960
	-	1,256	-	960
Future income tax benefit arising from tax losses of a controlled entity not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	5,137	4,904	-	-
Future income tax benefit arising from timing losses of a controlled entity not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	7	1,707	-	-
These future income tax benefits will only be obtained if: (i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (ii) the conditions for deductibility imposed by tax legislation continue to be complied with; (iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.				
Franking credits available for the subsequent financial year calculated on tax paid basis			539	539

Tax consolidation

Effective 1 April 2004, for the purposes of income taxation, Agenix Limited and its 100% owned subsidiaries formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Agenix Limited.

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
5. RECEIVABLES (CURRENT)				
Trade debtors	2,619	4,951	-	-
Provision for doubtful debts	(5)	(124)	-	-
Sundry debtors	34	54	7	3
Items relating to the sale of Milton Pharmaceuticals	47	-	47	-
START Grant - AusIndustry	-	842	-	-
Other receivables				
Forward exchange receivable	16	-	-	-
Australian Tax Office	62	164	10	-
	2,773	5,887	64	3

(a) Terms and conditions relating to the above financial instruments

(i) Trade debtors are non-interest bearing and generally on 30 to 60 day terms.

(ii) Sundry debtors are non-interest bearing and will be received between 30 and 90 days.

(iii) Items relating to the sale of Milton Pharmaceuticals are non-interest bearing and will be received between 30 and 90 days.

(iv) Forward exchange receivable represents the net receivable arising from foreign exchange contracts. Under the contracts, USD 1,900,000 will be received between 30 and 120 days at a weighted average contract rate of AUD/USD 0.7680.

(v) Australian Tax Office receivable represents the net Goods and Services Tax to be received in 30 days.

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
6. INVENTORIES (CURRENT)				
Raw materials and stores				
At cost	1,441	2,703	-	-
Provision for diminution in value	(172)	(453)	-	-
	1,269	2,250	-	-
Work-in-progress				
At cost	633	958	-	-
Provision for diminution in value	(76)	(63)	-	-
	557	895	-	-
Finished goods				
At cost	733	1,705	-	-
Provision for diminution in value	(95)	(377)	-	-
	638	1,328	-	-
Total inventories at lower of cost and net realisable value	2,464	4,473	-	-
7. OTHER CURRENT ASSETS				
Prepayments	297	330	134	199
	297	330	134	199
8. LAND AND BUILDINGS HELD FOR DISPOSAL				
Land and buildings held for disposal at cost:				
In relation to Milton Pharmaceuticals	1,660	-	1,660	-
Perth property	436	436	-	-
Accumulated depreciation - Perth property	(116)	(107)	-	-
	1,980	329	1,660	-
9. RECEIVABLES (NON-CURRENT)				
Related party receivables				
Wholly-owned group				
Controlled entities	-	-	23,344	25,866
Provision for non-recovery	-	-	(6,305)	(7,417)
	-	-	17,039	18,449

(a) Details of terms and conditions of related party receivables are set out in Note 29.

	CONSOLIDATED		AGENIX LIMITED	
10. OTHER FINANCIAL ASSETS (NON-CURRENT)				
Shares in controlled entities at cost	-	-	26,846	27,106
Provision for diminution	-	-	(5,370)	(5,370)
	-	-	21,476	21,736

	2005 $ 000	2004 $ 000
11. CONTROLLED ENTITIES (continued)		
(b) (continued)		
(i) Consolidated statement of financial performance		
Loss before income tax	(21,833)	(11,215)
Income tax benefit/(expense)	78	(581)
Loss after income tax	(21,755)	(11,796)
Retained (losses) / profits at the beginning of the financial year	(7,197)	4,599
Dividends provided for or paid	-	-
Aggregate amounts transferred to reserves	-	-
Retained losses at the end of the financial year	(28,952)	(7,197)
(ii) Consolidated statement of financial position		
CURRENT ASSETS		
Cash assets	2,023	3,113
Receivables	2,775	3,763
Inventories	2,464	3,136
Other	297	249
CURRENT ASSETS	7,559	10,261
Land and buildings held for disposal	1,980	329
TOTAL CURRENT ASSETS	9,539	10,590
NON-CURRENT ASSETS		
Receivables	32	9,134
Other financial assets	-	7,870
Property, plant and equipment	6,781	5,214
Intangible assets	5,623	6,231
Deferred research and development costs	2,490	2,490
Deferred tax assets	-	886
Other	127	717
TOTAL NON-CURRENT ASSETS	15,053	32,542
TOTAL ASSETS	24,592	43,132
CURRENT LIABILITIES		
Payables	3,879	7,212
Interest-bearing liabilities	-	34
Provisions	930	736
TOTAL CURRENT LIABILITIES	4,809	7,982
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	10,650	4,000
Deferred tax liabilities	-	960
Provisions	421	139
TOTAL NON-CURRENT LIABILITIES	11,071	5,099
TOTAL LIABILITIES	15,880	13,081
NET ASSETS	8,712	30,051
SHAREHOLDERS' EQUITY		
Contributed equity	37,664	37,248
Retained losses	(28,952)	(7,197)
TOTAL SHAREHOLDERS' EQUITY	8,712	30,051

	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
12. PROPERTY, PLANT AND EQUIPMENT				
Freehold land				
At cost	641	608	-	-
	641	608	-	-
Buildings on freehold land				
At cost	1,923	2,008	-	-
Accumulated amortisation	(179)	(434)	-	-
Building modifications at cost	4,326	-	-	-
Building modifications accumulated amortisation	(3,221)	-	-	-
At directors' valuation deemed to be cost	2,492	750	-	-
Accumulated amortisation	(1,004)	(502)	-	-
	4,337	1,822	-	-
Leasehold improvements				
At cost	-	3,791	-	-
Accumulated amortisation	-	(3,139)	-	-
At directors' valuation deemed to be cost	-	2,492	-	-
Accumulated amortisation	-	(762)	-	-
	-	2,382	-	-
Total land and buildings	4,978	4,812	-	-
Plant and equipment				
Manufacturing plant and equipment				
At cost	4,609	7,433	291	46
Accumulated depreciation	(2,853)	(4,776)	(103)	(19)
	1,756	2,657	188	27
Furniture and fixtures				
At cost	159	280	49	171
Accumulated depreciation	(112)	(127)	(25)	(52)
	47	153	24	119
Plant and equipment under lease				
At cost	-	746	-	-
Accumulated amortisation	-	(434)	-	-
	-	312	-	-
Total plant and equipment	1,803	3,122	212	146
Total property, plant and equipment				
At cost	11,658	14,866	340	217
Accumulated depreciation and amortisation	(6,365)	(8,910)	(128)	(71)
	5,293	5,956	212	146
At directors' valuation deemed to be cost	2,492	3,242	-	-
Accumulated depreciation and amortisation	(1,004)	(1,264)	-	-
	1,488	1,978	-	-
Total written down amount	6,781	7,934	212	146

(a) Assets pledged as security

Included in the balances of freehold land and buildings are assets over which first mortgages have been granted as security over bank loans (see note 19). The terms of the first mortgages preclude the assets being sold or being used as security for further mortgages without the permission of the first mortgage holder. The mortgage also requires buildings that form part of the security to be fully insured at all times.

The value of assets pledged as security are:				
Freehold land	641	608	-	-
Freehold buildings	4,337	1,822	-	-
Plant and equipment under lease	-	312	-	-

(b) Valuation of land and buildings

The carrying values of land and buildings have been determined by reference to cost and directors' valuations deemed to be cost, based upon independent valuations previously obtained.

(i) Land and buildings at 11 Durbell Street and land at 1602 Beaudesert Road Acacia Ridge QLD 4110, were independently valued at $1,750,000 on 8 May 2003 (book value at 30 June 2005 was $1,323,000). The valuation, which was not booked in the accounts, was carried out by Australian Pacific Valuers Pty Ltd on the basis of determining fair value of the property under AASB1041.

(ii) Land and buildings at 7 Durbell Street Acacia Ridge QLD 4110 was purchased on the 14 of July 2005 at a cost of $1,457,000. AGEN previously occupied the premises by way of lease and had done extensive leasehold improvements to the building over the years. These leasehold improvements have been reclassified as building modifications (book value at 30 June 2005 was $3,655,000).

(iii) Land and buildings at 101 Antimony Street, Carole Park QLD 4300, were independently valued at $1,470,000 on 8 May 2003. The land and buildings were transferred to Agenix Limited on 28 February 2005 following the disposal of Milton Pharmaceuticals Pty Limited. The land and buildings were transferred at the written down value of $1,680,000 and have since been sold on 25 July 2005 for net proceeds of $1,760,000.

(iv) Land and buildings at 14A Brennan Way, Belmont WA 6104, were independently valued at $420,000 on 12 May 2004 (book value at 30 June 2005 was $320,000). The valuation, which was has not been booked in the accounts, was carried out by Knight Frank (WA) Pty Ltd on the basis of market value for mortgage security purposes.

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
12. PROPERTY, PLANT AND EQUIPMENT (continued)				
(c) Reconciliations				
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.				
Freehold land				
Carrying amount at beginning	608	608	-	-
Additions	255	-	-	-
Disposals	-	-	-	-
Transferred to land and buildings held for disposal	(222)	-	-	-
	641	608	-	-
Buildings on freehold land				
Carrying amount at beginning	1,822	1,737	-	-
Additions	1,757	321	-	-
Recoverable amount write-downs	-	(170)	-	-
Depreciation expense	(170)	(66)	-	-
Transferred from leasehold improvements	2,366	-	-	-
Transferred to land and buildings held for disposal	(1,438)	-	-	-
	4,337	1,822	-	-
Leasehold Improvements				
Carrying amount at beginning	2,382	2,290	-	-
Additions	-	483	-	-
Disposals	-	(4)	-	-
Depreciation expense	(16)	(387)	-	-
Transferred to buildings on freehold land	(2,366)	-	-	-
	-	2,382	-	-
Manufacturing plant and equipment				
Carrying amount at beginning	2,657	2,183	119	93
Additions	1,123	1,337	123	84
Disposals	(1,345)	(82)	-	(26)
Depreciation expense	(679)	(781)	(54)	(32)
	1,756	2,657	188	119
Furniture and fixtures				
Carrying amount at beginning	153	156	27	32
Additions	10	20	-	5
Disposals	(88)	(8)	-	(5)
Depreciation expense	(28)	(15)	(3)	(5)
	47	153	24	27
Plant and equipment under lease				
Carrying amount at beginning	312	315	-	-
Additions	-	-	-	-
Disposals	(241)	-	-	-
Depreciation expense	(71)	(3)	-	-
	-	312	-	-
13. INTANGIBLES				
Brand names at cost	5,996	9,263	-	-
Accumulated amortisation	(1,763)	(1,988)	-	-
	4,233	7,275	-	-
Patents and licences	1,868	1,868	-	-
Accumulated amortisation	(478)	(170)	-	-
	1,390	1,698	-	-
	5,623	8,973	-	-

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
13. INTANGIBLES (continued)					
(a) Reconciliations					
Reconciliations of the carrying amounts of intangibles at the beginning and end of the current financial year.					
Brand names at cost					
Carrying amount at beginning		7,275	7,731	-	-
Disposals - sale of Milton Pharmaceuticals		(2,634)	-	-	-
Amortisation expense		(408)	(456)	-	-
		4,233	7,275	-	-
Goodwill					
Carrying amount at beginning		-	499	-	-
Amortisation expense		-	(28)	-	-
Write-down due to impairment - Milton Pharmaceuticals		-	(471)	-	-
		-	-	-	-
Patents and licences					
Carrying amount at beginning		1,698	1,919	-	-
Amortisation expense		(308)	(149)	-	-
Additions		-	1,215	-	-
Write-down of licences and registrations - Milton Pharmaceuticals		-	(1,287)	-	-
		1,390	1,698	-	-
		5,623	8,973		
14. OTHER NON-CURRENT ASSETS					
Deferred research and development costs					
Balance at beginning of year		2,490	2,490	64	64
Research and development costs incurred during the year and deferred		-	-	-	-
Balance at end of year		2,490	2,490	64	64
Prepayment capital projects		127	717	-	-
Balance at end of year		127	717	-	-
15. PAYABLES (CURRENT)					
Trade creditors		2,834	8,255	80	404
Goods and services tax		-	-	-	209
START Grant - AusIndustry		143	-	-	-
Items relating to the sale of Milton Pharmaceuticals		109	-	109	-
Other creditors		792	426	488	405
		3,878	8,681	677	1,018

(a) Terms and conditions relating to the above financial instruments

(i) Trade creditors are non-interest bearing and are normally settled on 7 to 60 day terms.
(ii) START Grant – AusIndustry represents a non-interest bearing amount that is payable to AusIndustry. See Note 26(b) for more details.
(iii) Items relating to the sale of Milton Pharmaceuticals are non-interest bearing and will be settled between 30 and 90 days.
(iv) Other creditors are non-interest bearing and have an average term of 6 months.

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
16. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability (secured)		-	175	-	-
Commercial bill (secured)		-	-	-	-
		-	175 -	-	-
17. PROVISIONS (CURRENT)					
Employee benefits		668	919	129	105
Provisions for restructure-redundancies		88	137	9	-
Surplus leased space - in relation to Milton Pharmaceuticals	33	164	-	164	-
Warranties		10	10	-	-
		930	1,066	302	105
18. PAYABLES (NON-CURRENT)					
Amounts payable to controlled entities		-	-	11,553	9,789
		-	-	11,553	9,789

(a) Details of terms and conditions of related party payables are set out in Note 29.

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
19. INTEREST-BEARING LIABILITIES (NON-CURRENT)					
Lease liability (secured)		-	115	-	-
Commercial bill (secured)		10,650	4,000	10,650	4,000
		10,650	4,115	10,650	4,000

(a) Terms and conditions relating to the above financial instruments

(i) All finance leases were paid out during the year. The majority of leases related to the Milton Pharmaceuticals business, which was sold on the 28 February 2005. In 2004, finance leases had an average term of 4 years. The average discount rate implicit in the leases was 7.94% (2004: 7.94%).
(ii) Commercial bills drawn at balance date have an effective interest rate of 6.43% (2004: 6.22%). The commercial bills roll over on an average 35 day basis and form part of an evergreen facility implemented in October 2003 with an availability period ending 30 September 2006. The commercial bills are secured by a charge over the Company's assets.

	Note	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
20. PROVISIONS (NON-CURRENT)					
Employee benefits		124	337	15	5
Surplus leased space - in relation to Milton Pharmaceuticals	33	217	-	217	-
Items in relation to the sale of Milton Pharmaceuticals	33	80	-	80	-
		421	337	312	5
21. CONTRIBUTED EQUITY					
(a) Issued and paid up capital					
Ordinary shares fully paid		37,664	37,248	37,664	37,248

	2005 Number of Shares	2005 $'000	2004 Number of Shares	2004 $'000
(b) Movement in shares on issue				
Balance at the beginning of the financial year	156,335,565	37,248	154,432,440	36,598
Issued during the year				
- Options exercised during the year	-	-	500,000	200
- Employee options exercised during the year	1,232,000	416	1,460,300	482
Bought back during the year - unmarketable parcels	-	-	(57,175)	(32)
Balance at the end of the financial year	157,567,565	37,664	156,335,565	37,248

	2005 Expiry 22/09/2009 Number of 40c Options	2005 Expiry 31/01/2010 Number of 71c Options	2004 Expiry 31/01/2010 Number of 71c Options	2004 Expiry 17/03/2008 Number of 40c Options	2004 Expiry 24/11/2004 Number of 40c Options
(c) Share options					
Balance at the beginning of the financial year	-	60,000	-	-	250,000
- granted	250,000	-	60,000	250,000	-
- forfeited	-	(30,000)	-	-	-
- exercised	-	-	-	(250,000)	(250,000)
Balance at the end of the financial year	250,000	30,000	60,000	-	-

(d) *Terms and conditions of contributed equity*

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

	CONSOLIDATED 2005 $ 000	CONSOLIDATED 2004 $ 000	AGENIX LIMITED 2005 $ 000	AGENIX LIMITED 2004 $ 000
22. ACCUMULATED LOSSES				
Balance at beginning of the financial year	(16,966)	(2,630)	(11,827)	(9,446)
Net loss attributable to members of Agenix Limited	(11,988)	(14,336)	(8,680)	(2,381)
Balance at end of the financial year	(28,954)	(16,966)	(20,507)	(11,827)

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
23. STATEMENT OF CASHFLOWS				
(a) Reconciliation of the net loss after tax to the net cash flows from operations				
Net loss	(11,988)	(14,336)	(8,680)	(2,381)
Non-cash items				
Depreciation of non-current assets	957	865	57	37
Amortisation of non-current assets	987	1,020	-	-
Decrement in value of non-current assets	-	170	-	-
Decrement in value of inventories	-	804	-	-
Intercompany charges	-	-	(964)	(2,506)
Write-down carrying value of investments	-	-	-	1,632
Write-down carrying value of intangibles	-	1,758	-	-
Write-down of inventories to net realisable value	95	619	-	-
Losses (profits) on sale of property, plant and equipment	(53)	63	-	24
Losses (profits) on sale of investments	-	(79)	-	(28)
Items relating to the sale of Milton Pharmaceuticals	(722)	-	4,874	-
Net foreign currency (gains) losses	(30)	(319)	-	-
Other	69	(119)	13	182
Changes in assets and liabilities				
Decrease (increase) in receivables	3,114	73	(61)	167
Decrease (increase) in prepayments	33	(48)	65	(167)
Decrease (increase) in inventories	2,009	(1,546)	-	-
Decrease (increase) in deferred tax asset	1,256	1,714	886	531
(Decrease) increase in payables	(4,803)	2,638	(341)	536
(Decrease) increase in provisions	(52)	296	504	34
(Decrease) increase in deferred income tax liability	(960)	127	(960)	(933)
Net cash provided by (used in) operating activities	(10,088)	(6,300)	(4,607)	(2,872)
(b) Non-cash financing and investing activities				
Financing facilities available				
At the reporting date the following financing facilities had been negotiated and were available:				
Total facilities:				
commercial bills	20,000	20,000	20,000	20,000
Facilities used at reporting date:				
commercial bills	10,650	4,000	10,650	4,000
Facilities unused at reporting date:				
commercial bills	9,350	16,000	9,350	16,000
(c) Reconciliation of cash				
Cash Bank	348	1,332	2	(185)
Deposits at call	1,706	1,895	-	-
	2,054	3,227	2	(185)
24. EXPENDITURE COMMITMENTS				
(a) Lease expenditure commitments				
(i) Operating leases (non-cancellable)				
Minimum lease payments				
not later than one year	223	274	223	24
later than one year and not later than five years	1,029	860	1,029	35
later than five years	106	470	106	-
Aggregate lease expenditure contracted but not capitalised in the accounts at reporting date.	1,358	1,604	1,358	59
(ii) Finance leases				
Minimum lease payments				
Not later than one year	-	195	-	-
After than one year and not later than five years	-	120	-	-
Total minimum lease payments	-	315	-	-
Future finance charges	-	(25)	-	-
Lease liability	-	290	-	-
Current liability	-	175	-	-
Non-current liability	-	115	-	-
	-	290	-	-

Operating leases have an average remaining lease term of 6 years. Assets that are the subject of operating leases are property and motor vehicles.

(b) Research and development commitments

At 30 June 2005, commitments in relation to the clinical trials currently being undertaken for ThromboView®, totalled $384,620 (2004: $371,339). These commitments will become due and payable not later than one year.

(c) Expenditure commitments relating to the disposal of the Milton Group are disclosed in Note 33.

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$ 000	$ 000	$ 000	$ 000
25. EMPLOYEE BENEFITS				
Employee Benefits				
Provisions current	668	919	129	105
Provisions (non-current)	124	337	15	5
	792	1,256	144	110

Employee option plan

An employee option plan was approved by the shareholders on 8 June 2001. Under the employee option plan all directors, executives and staff of the consolidated entity are eligible to be issued with options over the ordinary shares of Agenix Limited. There are currently three non-executive directors, two executive directors, 12 executive officers and 77 staff eligible for this scheme. Options are issued to all full-time and part-time employees at the discretion of the Board at an exercise price calculated as the average closing price for the twenty trading days prior to the grant date. The options are issued for a term of six years and have a vesting period of two years from date of offer. Employees forfeit their options if they cease employment with the Company prior to the options vesting. The options cannot be transferred and are not quoted on the ASX.

The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003.

		2005		2004	
	Notes	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at the beginning of the year	25(a)	10,887,475	0.39	6,074,775	0.34
Granted	25(b)	4,933,750	0.65	6,877,500	0.42
Forfeited		(1,281,000)	0.49	(604,500)	0.37
Exercised	25(c)	(1,232,000)	0.34	(1,460,300)	0.33
Balance at the end of the year	25(d)	13,308,225	0.48	10,887,475	0.39
Exercisable at the end of the year		5,448,225	0.35	1,815,600	0.33

(a) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2004:	Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price $
	1,740,600	20 July 2001	19 July 2003	20 July 2007	0.33
	75,000	1 October 2003	25 July 2004	25 July 2008	0.44
	2,408,125	14 March 2003	25 July 2004	25 July 2008	0.34
	2,500,000	28 November 2003	7 May 2005	7 May 2009	0.36
	3,383,750	6 October 2003	21 July 2005	21 July 2009	0.42
	500,000	28 November 2003	21 July 2005	21 July 2009	0.42
	30,000	1 February 2004	31 January 2006	31 January 2010	0.71
	250,000	31 May 2004	31 May 2006	31 May 2010	0.78
	10,887,475				

(b) Options granted during the reporting period:

(i) The following table summarises information about options granted by Agenix Limited to employees during the year ended 30 June 2005:	Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price $
	3,183,750	21 September 2004	21 July 2006	21 July 2010	0.68
	500,000	28 November 2003*	21 July 2006	21 July 2010	0.68
	1,250,000	18 November 2004	18 November 2006	18 November 2010	0.55
	4,933,750				

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option plan on the 21 September 2004.

(ii) The following table summarises information about options granted by Agenix Limited to employees during the year ended 30 June 2004:	Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price $
	4,097,500	6 October 2003	21 July 2005	21 July 2009	0.42
	2,500,000	28 November 2003*	7 May 2005	7 May 2009	0.36
	30,000	1 February 2004	31 January 2006	31 January 2010	0.71
	250,000	31 May 2004	31 May 2006	31 May 2010	0.78
	6,877,500				

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option plan on the 21 September 2004.

25. EMPLOYEE BENEFITS (continued)

(c) Options Exercised:

(i) The following table summarises information about options exercised during the year ended 30 June 2005:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price $	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
11,250	14 March 2003	27 July 2004	25 July 2008	0.34	3,825	11,250	27 July 2004	0.62
7,500	14 March 2003	29 July 2004	25 July 2008	0.34	2,550	7,500	29 July 2004	0.61
7,500	14 March 2003	29 July 2004	25 July 2008	0.34	2,550	7,500	29 July 2004	0.61
9,000	20 July 2001	29 July 2004	20 July 2007	0.33	2,970	9,000	29 July 2004	0.61
7,500	14 March 2003	29 July 2004	25 July 2008	0.34	2,550	7,500	29 July 2004	0.61
30,000	14 March 2003	30 July 2004	25 July 2008	0.34	10,200	30,000	30 July 2004	0.63
7,500	14 March 2003	4 August 2004	25 July 2008	0.34	2,550	7,500	4 August 2004	0.66
11,250	14 March 2003	4 August 2004	25 July 2008	0.34	3,825	11,250	4 August 2004	0.66
7,500	14 March 2003	10 August 2004	25 July 2008	0.34	2,550	7,500	10 August 2004	0.63
52,500	14 March 2003	10 August 2004	25 July 2008	0.34	17,850	52,500	10 August 2004	0.63
7,500	14 March 2003	10 August 2004	25 July 2008	0.34	2,550	7,500	10 August 2004	0.63
11,250	14 March 2003	12 August 2004	25 July 2008	0.34	3,825	11,250	12 August 2004	0.63
9,000	20 July 2001	12 August 2004	20 July 2007	0.33	2,970	9,000	12 August 2004	0.63
7,500	14 March 2003	12 August 2004	25 July 2008	0.34	2,550	7,500	12 August 2004	0.63
7,500	14 March 2003	13 August 2004	25 July 2008	0.34	2,550	7,500	13 August 2004	0.61
11,250	14 March 2003	13 August 2004	25 July 2008	0.34	3,825	11,250	13 August 2004	0.61
30,000	20 July 2001	13 August 2004	20 July 2007	0.33	9,900	30,000	13 August 2004	0.61
22,500	14 March 2003	13 August 2004	25 July 2008	0.34	7,650	22,500	13 August 2004	0.61
32,500	14 March 2003	17 August 2004	25 July 2008	0.34	11,050	32,500	17 August 2004	0.59
60,000	20 July 2001	2 September 2004	20 July 2007	0.33	19,800	60,000	2 September 2004	0.56
30,000	14 March 2003	2 September 2004	25 July 2008	0.34	10,200	30,000	2 September 2004	0.56
150,000	14 March 2003	3 September 2004	25 July 2008	0.34	51,000	150,000	3 September 2004	0.55
9,000	20 July 2001	17 September 2004	20 July 2007	0.33	2,970	9,000	17 September 2004	0.51
7,500	14 March 2003	17 September 2004	25 July 2008	0.34	2,550	7,500	17 September 2004	0.51
9,000	20 July 2001	4 October 2004	20 July 2007	0.33	2,970	9,000	4 October 2004	0.53
7,500	14 March 2003	5 October 2004	25 July 2008	0.34	2,550	7,500	5 October 2004	0.53
150,000	14 March 2003	6 October 2004	25 July 2008	0.34	51,000	150,000	6 October 2004	0.57
52,500	14 March 2003	7 October 2004	25 July 2008	0.34	17,850	52,500	7 October 2004	0.55
11,250	14 March 2003	7 October 2004	25 July 2008	0.34	3,825	11,250	7 October 2004	0.55
6,000	20 July 2001	12 October 2004	20 July 2007	0.33	1,980	6,000	12 October 2004	0.56
7,500	14 March 2003	20 October 2004	25 July 2008	0.34	2,550	7,500	20 October 2004	0.55
9,000	20 July 2001	20 October 2004	20 July 2007	0.33	2,970	9,000	20 October 2004	0.55
25,000	20 July 2001	4 November 2004	20 July 2007	0.33	8,250	25,000	4 November 2004	0.54
67,500	14 March 2003	4 November 2004	25 July 2008	0.34	22,950	67,500	4 November 2004	0.54
7,500	14 March 2003	10 November 2004	25 July 2008	0.34	2,550	7,500	10 November 2004	0.55
30,000	14 March 2003	11 November 2004	25 July 2008	0.34	10,200	30,000	11 November 2004	0.56
7,500	14 March 2003	11 November 2004	25 July 2008	0.34	2,550	7,500	11 November 2004	0.56
7,500	14 March 2003	25 November 2004	25 July 2008	0.34	2,550	7,500	25 November 2004	0.62
7,500	14 March 2003	2 December 2004	25 July 2008	0.34	2,550	7,500	2 December 2004	0.55
9,000	20 July 2001	2 December 2004	20 July 2007	0.33	2,970	9,000	2 December 2004	0.55
9,000	20 July 2001	15 December 2004	20 July 2007	0.33	2,970	9,000	15 December 2004	0.51
7,500	14 March 2003	15 December 2004	25 July 2008	0.34	2,550	7,500	15 December 2004	0.51
11,250	14 March 2003	23 December 2004	25 July 2008	0.34	3,825	11,250	23 December 2004	0.50
9,000	20 July 2001	19 January 2005	20 July 2007	0.33	2,970	9,000	19 January 2005	0.51
11,250	14 March 2003	19 January 2005	25 July 2008	0.34	3,825	11,250	19 January 2005	0.51
9,000	20 July 2001	25 January 2005	20 July 2007	0.33	2,970	9,000	25 January 2005	0.52
11,250	14 March 2003	25 January 2005	25 July 2008	0.34	3,825	11,250	25 January 2005	0.52
90,000	20 July 2001	3 February 2005	20 July 2007	0.33	29,700	90,000	3 February 2005	0.50
67,500	14 March 2003	3 February 2005	25 July 2008	0.34	22,950	67,500	3 February 2005	0.50
22,500	14 March 2003	28 February 2005	25 July 2008	0.34	7,650	22,500	28 February 2005	0.41
11,250	14 March 2003	9 March 2005	25 July 2008	0.34	3,825	11,250	9 March 2005	0.44
11,250	14 March 2003	15 March 2005	25 July 2008	0.34	3,825	11,250	15 March 2005	0.45
1,232,000								

25. EMPLOYEE BENEFITS (continued)

(c) Options Exercised (continued):

(ii) The following table summarises information about options exercised during the year ended 30 June 2004:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price $	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
50,000	19 July 2001	4 July 2003	20 July 2007	0.33	16,500	50,000	4 July 2003	0.41
50,000	19 July 2001	11 July 2003	20 July 2007	0.33	16,500	50,000	11 July 2003	0.43
50,000	19 July 2001	14 July 2003	20 July 2007	0.33	16,500	50,000	14 July 2003	0.44
9,000	19 July 2001	22 July 2003	20 July 2007	0.33	2,970	9,000	22 July 2003	0.47
40,000	19 July 2001	23 July 2003	20 July 2007	0.33	13,200	40,000	23 July 2003	0.48
50,000	19 July 2001	1 August 2003	20 July 2007	0.33	16,500	50,000	1 August 2003	0.53
9,000	19 July 2001	4 August 2003	20 July 2007	0.33	2,970	9,000	4 August 2003	0.52
6,000	19 July 2001	5 August 2003	20 July 2007	0.33	1,980	6,000	5 August 2003	0.55
9,000	19 July 2001	6 August 2003	20 July 2007	0.33	2,970	9,000	6 August 2003	0.57
60,000	19 July 2001	7 August 2003	20 July 2007	0.33	19,800	60,000	7 August 2003	0.64
9,000	19 July 2001	15 August 2003	20 July 2007	0.33	2,970	9,000	15 August 2003	0.64
400,000	19 July 2001	26 August 2003	20 July 2007	0.33	132,000	400,000	26 August 2003	0.78
9,000	19 July 2001	2 September 2003	20 July 2007	0.33	2,970	9,000	2 September 2003	0.85
9,000	19 July 2001	4 September 2003	20 July 2007	0.33	2,970	9,000	4 September 2003	0.88
6,000	19 July 2001	5 September 2003	20 July 2007	0.33	1,980	6,000	5 September 2003	0.85
9,000	19 July 2001	8 September 2003	20 July 2007	0.33	2,970	9,000	8 September 2003	0.81
9,000	19 July 2001	23 September 2003	20 July 2007	0.33	2,970	9,000	23 September 2003	0.69
15,000	19 July 2001	25 September 2003	20 July 2007	0.33	4,950	15,000	25 September 2003	0.73
96,000	19 July 2001	29 September 2003	20 July 2007	0.33	31,680	96,000	29 September 2003	0.70
6,000	19 July 2001	30 September 2003	20 July 2007	0.33	1,980	6,000	30 September 2003	0.69
6,000	19 July 2001	1 October 2003	20 July 2007	0.33	1,980	6,000	1 October 2003	0.69
84,000	19 July 2001	13 October 2003	20 July 2007	0.33	27,720	84,000	13 October 2003	0.85
215,000	19 July 2001	15 October 2003	20 July 2007	0.33	70,950	215,000	15 October 2003	0.79
9,000	19 July 2001	30 October 2003	20 July 2007	0.33	2,970	9,000	30 October 2003	0.71
60,000	19 July 2001	4 December 2003	20 July 2007	0.33	19,800	60,000	4 December 2003	0.68
6,000	19 July 2001	10 December 2003	20 July 2007	0.33	1,980	6,000	10 December 2003	0.69
5,400	19 July 2001	19 December 2003	20 July 2007	0.33	1,782	5,400	19 December 2003	0.70
9,000	19 July 2001	19 January 2004	20 July 2007	0.33	2,970	9,000	19 January 2004	0.69
9,000	19 July 2001	10 February 2004	20 July 2007	0.33	2,970	9,000	10 February 2004	0.63
42,000	19 July 2001	17 March 2004	20 July 2007	0.33	13,860	42,000	17 March 2004	0.77
11,300	19 July 2001	24 March 2004	20 July 2007	0.33	3,729	11,300	24 March 2004	0.82
45,000	19 July 2001	31 March 2004	20 July 2007	0.33	14,850	45,000	31 March 2004	0.88
15,000	19 July 2001	7 April 2004	20 July 2007	0.33	4,950	15,000	7 April 2004	0.93
6,000	19 July 2001	23 April 2004	20 July 2007	0.33	1,980	6,000	23 April 2004	0.90
12,000	19 July 2001	27 April 2004	20 July 2007	0.33	3,960	12,000	27 April 2004	0.93
6,000	19 July 2001	28 April 2004	20 July 2007	0.33	1,980	6,000	28 April 2004	0.93
12,600	19 July 2001	3 May 2004	20 July 2007	0.33	4,158	12,600	3 May 2004	0.89
6,000	19 July 2001	6 May 2004	20 July 2007	0.33	1,980	6,000	6 May 2004	0.87
1,460,300								

Fair value of the shares issued during the reporting period is estimated to be the market price of shares of Agenix Limited on the ASX as at close of trading on the respective issue date.

(d) Options held at the end of the reporting period:
The following table summarises information about options held by employees as at 30 June 2005:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price $
1,442,600	20 July 2001	19 July 2003	20 July 2007	0.33
75,000	1 October 2003	25 July 2004	25 July 2008	0.44
1,430,625	14 March 2003	25 July 2004	25 July 2008	0.34
2,500,000	28 November 2003	7 May 2005	7 May 2009	0.36
2,498,750	6 October 2003	21 July 2005	21 July 2009	0.42
500,000	28 November 2003	21 July 2005	21 July 2009	0.42
30,000	1 February 2004	31 January 2006	31 January 2010	0.71
250,000	31 May 2004	31 May 2006	31 May 2010	0.78
2,831,250	21 September 2004	21 July 2006	21 July 2010	0.68
500,000	28 November 2003	21 July 2006	21 July 2010	0.68
1,250,000	18 November 2004	18 November 2006	18 November 2010	0.55
13,308,225				

26. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liability

Legal claim

A former contract person who was retained under a fixed term contract has sued Agen Biomedical Limited for wrongful dismissal. The company will strongly defend this action. In any case, the possible financial impact is not significant.

(b) Contingent asset

ThromboView® development funding

Agenix has previously announced to the Australian Stock Exchange that its wholly owned subsidiary Agen Biomedical Limited, had received two Federal Government grants under the START scheme totalling $3,110,000 and administered by AusIndustry.

Agen Biomedical was advised in June 2005 by AusIndustry that a variation request for time extension lodged with AusIndustry would not be approved. The time extension was lodged with AusIndustry in February 2004 and related to the slower than expected recruitment of patients for the ThromboView® phase I clinical trials. Agen Biomedical is appealing the non-approval. This has resulted in a write-back of previous grant funding brought to account of $366,000, leaving START Grant revenue for the current year at $88,000. In cash terms, if our appeal is unsuccessful, this will result in the non-receipt of $223,000 and the requirement to refund a further $143,000.

	CONSOLIDATED	
	2005	2004
	$ 000	$ 000
27. LOSS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(11,988)	(14,336)

	CONSOLIDATED	
	2005	2004
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	157,205,287	155,687,425

	CONSOLIDATED		AGENIX LIMITED	
	2005	2004	2005	2004
	$	$	$	$
28. AUDITOR'S REMUNERATION				
Amounts received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	100,500	94,500	100,500	94,500
START Grant application	15,000	75,750	15,000	-
START Grant audit	18,000	-	18,000	-
R&D tax concession work	15,300	11,000	7,300	11,000
	148,800	181,250	140,800	105,500

29. RELATED PARTY DISCLOSURE

Ultimate parent

Agenix Limited is the ultimate parent company of the economic entity.

Wholly-owned group transactions

Loans

Loans made by Agenix Limited to wholly-owned subsidiaries, carry an interest rate of 10% (2004: 10%).

The loans made by Agenix Limited to wholly-owned subsidiaries and loans from wholly-owned subsidiaries to Agenix Limited are non-secured and have no formal repayment terms, but will not be repaid within 12 months from the date of these accounts.

30. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of specified directors and specified executives

(i) Specified directors

R. Govindan	Non-executive Chairman (from 7 December 2004; previously Executive Chairman)
D. Home	Managing Director
F.F. Wong	Non-executive Director
M. Davey	Non-executive Director
N. Leggett	Finance Director (appointed 7 December 2004)

(ii) Specified executives

B. Calvin	Chief Operating Officer
A. Farrington	General Manager Milton (made redundant 28 February 2005 upon sale of Milton Pharmaceuticals)
S. Morrison	Vice President Operations
G. Mastroianni	Vice President Human Health
M. Gerometta	Director Research and Development

	Balance at Beginning of Period 1 July 2004	Options Granted*	Options Exercised	Balance at end of period 30 June 2005	VESTED AT 30 JUNE 2005 Total	Not Exercisable	Exercisable
(b) Option holding of specified directors and specified executives							
Specified directors							
R. Govindan	300,000	-	-	300,000	300,000	-	300,000
D. Home	3,500,000	500,000	-	4,000,000	3,000,000	-	3,000,000
F.F. Wong	-	-	-	-	-	-	-
M. Davey	60,000	-	-	60,000	60,000	-	60,000
N. Leggett	175,000	1,500,000	-	1,675,000	-	-	-
Specified executives							
B. Calvin	250,000	250,000	-	500,000	-	-	-
A. Farrington	525,000	150,000	-	675,000	300,000	-	300,000
S. Morrison	175,000	125,000	-	300,000	-	-	-
G. Mastroianni	150,000	125,000	-	275,000	-	-	-
M. Gerometta	135,000	67,500	-	202,500	67,500	-	67,500
Total	**5,270,000**	**2,717,500**	-	**7,987,500**	**3,727,500**	-	**3,727,500**

* The options granted to D Home were approved by shareholders at the Annual General Meeting held on 28 November 2003 and were issued under the employee option plan on the 21 September 2004, following offers dated 21 July 2004. Grants to employees were made under the Employee Share Scheme dated 8 June 2001 – refer Note 25 for details of the scheme.

	Balance 1 July 2004	Shares Issued On Exercise of Options	Net Change Other	Balance 30 June 2005
(c) Shareholding of Specified Directors and Specified Executives				
Specified Directors				
R. Govindan	3,950,000	-	100,000	4,050,000
D. Home	-	-	50,000	50,000
F.F. Wong	2,500,000	-	-	2,500,000
M. Davey	100,000	-	40,323	140,323
N. Leggett	-	-	185,000	185,000
				-
Specified Executives				
B. Calvin	-	-	-	-
A. Farrington	-	-	-	-
S. Morrison	-	-	-	-
G. Mastroianni	-	-	-	-
M. Gerometta	-	-	-	-
Total	**6,550,000**	-	**375,323**	**6,925,323**

NOTES TO THE FINANCIAL STATEMENTS

31. SEGMENT REPORTING

Segment products and locations
The industry segments below derive revenue from the following products and operations

(i) Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostic tests.
(ii) Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and neutriceuticals.
(iii) Molecular biology	Manufacture and sale of biomedical products.

Geographically, the group generates revenue from predominant markets, being North America, Europe, Asia and Australia. All pharmaceutical and molecular biology revenues are generated from Australia, while medical diagnostics revenues are generated from Australian and the above mentioned overseas markets.

Segment accounting policies
Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Revenues are attributed to geographic areas based on the country of the customer that the goods where sold.

	MEDICAL DIAGNOSTICS		PHARMACEUTICALS		MOLECULAR BIOLOGY		ELIMINATION		CONSOLIDATED	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
REVENUE										
Segment Revenue	16,858	20,126	7,426	16,339	401	441	-	-	24,685	36,906
Unallocated revenue									44	442
Total consolidated revenue									24,729	37,348
RESULT										
Segment results	(5,141)	(9,149)	(833)	(994)	201	131	-	-	(5,773)	(10,012)
Unallocated expenses									(5,923)	(2,600)
Consolidated entity profit from ordinary activities before income tax									(11,696)	(12,612)
Income tax (expense) benefit									(292)	(1,724)
Net profit (loss)									(11,988)	(14,336)
Assets										
Segment Assets	16,246	18,501	-	9,415	446	259	(299)	(131)	16,393	28,044
Unallocated assets									8,196	7,572
Total consolidated assets									24,589	35,616
Total liabilities										
Segment liabilities	10,648	7,767	-	13,014	46	61	(6,758)	(11,403)	3,936	9,439
Unallocated liabilities									11,943	5,895
Total consolidated liabilities									15,879	15,334
OTHER SEGMENT INFORMATION										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	2,427	2,773	364	516	-	-	123	89	2,914	3,378
Depreciation	624	507	264	315	3	3	66	40	957	865
Amortisation	325	201	108	240	-	-	554	579	987	1,020
Non-cash expenses other than depreciation and amortisation	503	2,427	140	1,651	1	68	1,695	(1,480)	2,339	2,666

	NORTH AMERICA		EUROPE		ASIA PACIFIC		AUSTRALIA AND NEW ZEALAND		CONSOLIDATED	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Secondary segment - geographical										
Segment Revenue	5,972	6,120	2,638	2,518	1,869	2,380	14,250	26,330	24,729	37,348
Segment Assets	-	-	-	-	-	-			24,589	35,616
Other information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	2,914	3,378	2,914	3,378

	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per statement of financial position	Weighted average effective interest rate
	2005	2005	2005	2005	2005	2005
	$ 000	$ 000	$ 000	$ 000	$ 000	%
32. FINANCIAL INSTRUMENTS						
(a) Interest rate risk						
Financial assets						
Cash and deposits	2,053	-	-	1	2,054	2.12%
Trade and other receivables	-	-	-	2,757	2,757	N/A
Investments	-	-	-	-	-	N/A
Foreign exchange contracts	-	-	-	16	16	N/A
Total financial assets	2,053	-	-	2,774	4,827	
Financial liabilities						
Commercial bills	10,650	-	-	-	10,650	6.43%
Trade and sundry creditors	-	-	-	3,878	3,878	N/A
Lease liabilities	-	-	-	-	-	N/A
Foreign exchange contracts	-	-	-	-	-	N/A
Total financial liabilities	10,650	-	-	3,878	14,528	

	Floating interest rate	FIXED INTEREST RATE MATURING IN: 1 year or less	1 to 5 years	Non-interest bearing	Total carrying amount as per statement of financial position	Weighted average effective interest rate
	2004	2004	2004	2004	2004	2004
	$ 000	$ 000	$ 000	$ 000	$ 000	%
Financial assets						
Cash and deposits	3,223	-	-	4	3,227	2.98%
Trade and other receivables	-	-	-	5,887	5,887	N/A
Investments	-	-	-	-	-	N/A
Foreign exchange contracts	-	-	-	-	-	N/A
Total financial assets	3,223	-	-	5,891	9,114	
Financial liabilities						
Commercial bills	4,000	-	-	-	4,000	6.22%
Trade and sundry creditors	-	-	-	8,681	8,681	N/A
Lease liabilities	-	175	115	-	290	7.94%
Foreign exchange contracts	-	-	-	-	-	N/A
Total financial liabilities	4,000	175	115	8,681	12,971	

(b) Net fair values

All financial assets and liabilities have been recognised at the balance date at their fair values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments
Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value because of their short term to maturity.

Short-term borrowings: The carrying amount approximates fair value because of their short term to maturity.

Long-term bank borrowings and debentures: The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Forward exchange contracts: The fair values of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(c) Credit risk exposures
Concentrations of credit risk

The Company minimises concentrations of credit risk in relation to trade receivables by undertaking transactions with a large number of customers from across the range of business segments in which the group operates. Refer also to Note 31 – Segment Information.

	2005 $ 000	2004 $ 000
33. DISCONTINUING OPERATIONS		
(c) Asset disposals and liabilities to be settled		
The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 30 June 2005 are as follows:		
Current assets	47	3,652
Land and buildings held for disposal	1,660	-
Non-current assets	-	6,022
TOTAL ASSETS	1,707	9,674
Current liabilities	309	1,986
Non-current liabilities	297	9,654
TOTAL LIABILITIES	606	11,640
NET ASSETS	1,101	(1,966)
(d) Milton Pharmaceuticals operation cash flows during the year		
The net cash flows attributable to Milton Pharmaceuticals for the period 1 July 2004 to its sale on 28 February 2005 were as follows:		
Net operating cash flows	(392)	1,851
Net investing cash flows	(309)	(517)
Net financing cash flows	590	(1,524)
Net cash inflows/(outflows)	(111)	(190)

34. SUBSEQUENT EVENTS

On the 16 of September 2005 the Company announced that it would be raising capital of $9.85 million (before costs of the issue) by way of an underwritten 1:4 rights issue at $0.25.

35. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Agenix Limited is in the process of transitioning its accounting policies and financial reporting from the current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources and engaged consultants to conduct impact assessments to identify key areas that would be impacted by the transition of AIFRS. As a result, Agenix established a project team to address each of the areas in order of priority. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, Agenix's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when Agenix prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net loss after tax for the year ended 30 June 2005.

The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to:

i) on going work being undertaken by the AIFRS project team;
ii) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and
iii) emerging accepted practice in the interpretation and application of AFIRS and UIG Interpretations.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

The identified significant changes to the accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below and on the following page:

(i) Income taxes

Under AASB 112 Income Taxes, the company will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. The company is in the process of quantifying the impact of income taxes on its AFIRS balance sheet and it is not expected that there will be any further significant impact as a result of adoption of this standard.

(ii) Financial instruments

The Company has decided to apply the exemption provided in AASB 1 First-time Adoption of Australian Equivalent to International Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and while the company is currently assessing the impact of AASB 139.

35. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (continued)

(iii) Impairment of assets

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.

	Note	CONSOLIDATED		AGENIX LIMITED	
		30-Jun 2005** $ 000	1-Jul 2004* $ 000	30-Jun 2005** $ 000	1-Jul 2004* $ 000
(a) Reconciliation of equity as presented under AGAAP to that under AIFRS					
Total equity under AGAAP (excluding any tax impact)		8,710	20,282	17,157	25,421
Adjustments to retained earnings					
Derecognition of deferred research costs	(i)	(2,490)	(2,490)	(64)	(64)
Write-down of internally generated intangible assets	(ii)	(1,103)	(1,103)	-	-
Write-back of brand name amortisation	(ii)	300	-	-	-
Write-down of internally generated brand names	(iii)	(23)	(23)	-	-
Recognition of share-based payment expense	(iv)	(3,384)	(1,456)	(3,384)	(1,456)
		(6,700)	(5,072)	(3,448)	(1,520)
Adjustments to other reserves					
Recognition of share-based payment expense	(iv)	3,384	1,456	3,384	1,456
		3,384	1,456	3,384	1,456
Total equity under AIFRS		5,394	16,666	17,093	25,357

* This column represents the adjustments as at the date of transition to AIFRS.

** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

(i) Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy. Although all research and development costs are currently expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy has resulted in $2,490,000 being carried forward as an asset in the form of deferred research and development costs. Under the new policy, all research costs will be written off.

(ii) Under AASB 138 Intangible Assets, internally generated costs can only be deferred as an asset if certain criteria have been met. These deferred costs do not meet the recognition criteria under AASB 138, and hence have been de-recognised.

(iii) Under AASB 138 Intangible Assets, internally generated brand name costs must not be recognised as an asset. Currently, the group recognises some internally generated brand name costs based on independent valuations. Under the new policy, existing internally generated brand name costs will be de-recognised and future costs expensed.

(iv) Under AASB 2 Share-based Payments, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP.

	Note	CONSOLIDATED 30-Jun 2005 $ 000	AGENIX LIMITED 30-Jun 2005 $ 000
(b) Reconciliation of net loss under AGAAP to that under AIFRS (excluding any tax impact)			
Net loss as reported under AGAAP (after tax)		(11,988)	(8,680)
Amortisation of brand name	(i)	300	-
Share-base payment expense	(ii)	(1,928)	(1,928)
Net loss under AIFRS		(13,616)	(10,608)

(i) Under AASB 3 Business Combinations, indefinite lived intangibles are not permitted to be amortised but instead are subject to annual impairment. Currently, under AGAAP, the group amortises their brand names over their useful life but not exceeding 20 years. Under the new policy all indefinite lived intangibles would not be subject to amortisation, but would be written down to the extent it is impaired. See also Note 35 (a)(ii) above.

35. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (continued)

(b) Reconciliation of net loss under AGAAP to that under AIFRS (excluding any tax impact) (continued)

(ii) Under AASB 2 Share-based Payments, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS.

(c) Restated AFIRS Statement of Cash Flows for the year ended 30 June 2005

No significant impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

In accordance with a resolution of the directors of Agenix Limited, I state that:

1. In the opinion of the directors:

   (a) the financial statements, notes and the additional disclosures included in the directors' report designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

3. In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 11 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Donald Home
Managing Director
27 September 2005

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Agenix Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Agenix Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard 1046 *Director and Executive Disclosures by Disclosing Entities,* under the heading "remuneration report" on pages 12 to 18 of the directors' report, as permitted by the *Corporations Regulations 2001.*

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Agenix Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Agenix Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 12 to 18 of the directors' report comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

Ernst & Young

Winna Irschitz
Partner
Brisbane
27 September 2005

AGENIX

Company Announcement

28 September 2005

Agenix Appoints International Life Sciences Luminary to Board

Agenix today announced that it had appointed Dr Andre Lamotte as a Non-executive Director. Dr Lamotte is a Switzerland-based entrepreneur, venture capitalist and experienced company director who has nurtured developing life sciences companies for nearly two decades.

Dr Lamotte has a Bachelor of Science Degree from Ecole Centrale Paris, a Master of Science Degree and a Doctor of Science Degree from MIT (Massachusetts Institute of Technology) and a Master of Business Administration Degree from Harvard Business School.

Agenix Chairman, Mr Ravi Govindan, commented that: "Dr Lamotte has outstanding qualifications and enormous experience with the development of companies in the life sciences area. Of particular importance to Agenix as it moves towards the negotiation of a sales, marketing and distriubution agreement for ThromboView® is Dr Lamotte's track record of having negotiated over 30 agreements between developing companies and large pharmaceutical or medical technology companies."

"Dr Lamotte and Professor Paul Eisenberg, Chairman of the Agenix Scientific Advisory Board, will oversee the activities of the ThromboView® commercialization process," Mr Govindan said. "The ThromboView® team consists of several internal staff and external consultants, and Dr Lamotte brings a breadth of experience in the negotiation of agreements which adds greatly to the Agenix team's skill base."

Since 1988 Dr Lamotte has founded or co-founded 18 biotechnology and pharmaceutical companies, 7 medical technology companies and 2 medical service companies. Such companies include Inspire Pharmaceuticals, Diatide, Oravax, Cryocath, Vernalis, Ontogeny, Creagen, Axovan and Laser Vision. He also has a track-record of executing spin-offs from large pharmaceutical companies (such as Arpida from Roche, Paion from Schering AG and Targacept from RJR).

Mr Govindan stated: "Dr Lamotte has been a director of many of the companies with which he has been involved and, whilst his advice in relation to the negotiation of a sales, marketing and distribution agreement for ThromboView® will be significant, his experience in positioning developing companies for growth will be of great value to Agenix as well."

<end>

For more information, please contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Mr Neil Leggett
Finance Director
Agenix Limited
Ph: +61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. a wholly-owned subsidiary of Agenix..

www.agenix.com